

Business Summary

What is this?

This is about an opportunity to invest in Tiro, a company that provides online tools that enable teachers to assess students and provide in-depth, individualized feedback in new and ground-breaking ways.

Our **mission** is to empower teachers, students, and families with the tools to use learning-oriented assessments to enhance students' learning.

Our **vision** is a world where:
- Every teacher has access to valuable analytics that provide deeper understanding of their students' abilities and needs.
- Every teacher has the tools to control how and when their students are assessed.
- Every assessment is created by real teachers and validated with statistics that are open to the community
- Every parent or guardian receives regular progress reports so that they know what their child is excelling and where they need more work.

Who are we?

Real & Open d/b/a Tiro was founded in 2018 by Brian Alan Carroll and Elliott Goodman, teachers and graduates from Columbia University's Teachers College. To date, the team has expanded to include two software developers and a front-end designer.

Elliott and Brian have more than 25 years of classroom teaching experience. Today, they have made it their goal to create the first teacher-driven tech company in the assessment world.

Elliott received two Master's degrees in teaching English Language Learners and in Assessment. Currently he is a lead teacher in the Los Angeles Unified School District. Before this, he worked at an education non-profit and at Teachers Pay

Teachers, the world's largest teacher-resource sharing website for several years. Elliott also recruited more than 12,000 teachers and students to participate in a nation-wide survey about what they wanted to learn in Latin class.

Brian received his Master's degree in Assessment and Measurement and is currently working on his dissertation for a Doctorate in Assessment & Measurement from Teachers College at Columbia University. While pursuing his Master's and Doctorate, Brian has also worked as an Education Technology Fellow and Assessment Research Fellow at Teachers College, Columbia University.

What problems are we solving?

Giving feedback is arguably the most important activity that teachers can do to help students learn. When feedback is immediate, targeted, and actionable, it helps students achieve their maximum potential.

Research clearly shows that feedback is one of the most helpful things students need to grow. The reality is that most teachers don't have the time and resources to regularly create valuable feedback for each student. As a result, they have to make a big decision everyday - do I spend my time preparing quality lessons or giving each student individualized feedback? Below is how Tiro helps solve this problem:

Pain: "The A-F scale is meaningless and arbitrary."
- English teacher in New York

Solution: Tiro's online assessment reports are created using approachable, straightforward language that students can easily understand and use to grow academically. By breaking down test feedback into descriptions of skills and knowledge, students can see points of pride and focus on exactly what areas they need to address.

As a result, students can build confidence and take control of their own learning.

Pain: 8 out of 10 teachers surveyed want to identify strengths and areas of growth for each student, but don't have the time.

Solution: With Tiro, grading and analysis is taken care of in the blink of an eye. Tiro answers the question, "what do I need to teach tomorrow?" Tiro provides a platform for teachers to write tests and quizzes, and automatically completes the grading online. Teachers then receive real-time detailed reports evaluating students' strengths and weaknesses on specific learning objectives.

Pain: "I wish I could give each kid individual feedback, but I just don't have the time."
*   - science teacher in Los Angeles*

Solution: Tiro generates detailed reports based on online tests created by teachers for their students. Using the data collected by Tiro, teachers are able to see a deeper analysis of each individual student's strengths and weaknesses. As a result, teachers have the ability to target specific areas of weakness in their students' learning to differentiate instruction.

Pain: 7 out of 10 teachers surveyed want to edit and improve their tests but don't have the time.

Solution: Tiro's automatic grading and real-time analytics saves teachers time, which they can then use to analyze the test results to make better decisions about teaching, students, and testing. Tiro's real-time test performance analytics shows teachers how they can edit and improve their tests in the future.

What are Tiro's goals?

Long-Term: Tiro will build a platform for classroom teachers to write student assessments that can be shared and used by other educators around the world. Traditional report cards will be replaced with teacher-designed, computer-

generated comment reports that identify the specific strengths of each student.

Short-Term: We're building Tiro, a web-based classroom testing tool that makes it possible for teachers to create tests online and quickly analyze assessment results. When using Tiro in the classroom, each student's assessments are graded in real-time and a detailed report is generated identifying where students are excelling and what topics need extra focus. The data created by Tiro allows teachers to gain detailed insight into the learning strengths and weaknesses of each student. Using this information, they are able to group students by skill level, pivot their lessons to target class-wide needs, and give individualized attention to specific students in the areas where they need it the most. Tiro was designed to provide solutions that address the top four pain points teachers face.

What makes Tiro unique?

Tiro is unique because none of the other products currently available explicitly and clearly articulate what students understand or don't know. Only **Tiro** advises a teacher how to create student groups so kids can tutor one another or work in groups with students at the same level.

Tiro	The Other Guys
• designed by teachers for teachers	• designed by business people to appease principals
• facilitates peer-to-peer learning	• suggests more screen time to learn more
• Founders: 25+ years of K-12 & higher ed teaching experience	• Founders: ~5 years of classroom experience total

We are uniquely poised to solve problems teachers face because no one else has the knowledge, experience, and empathy to fix them like we do.

How much progress have we made?

In March 2018, we incorporated Tiro as a C-Corp with a Public Benefit clause in New York. To date, we have built a **fully functional prototype of Tiro's assessment engine** and tested it with teachers in California, Maryland, New Jersey, and New York.

What is our budget?

To date, we've invested $13,000 of our own capital and have borrowed $50,000, giving us a runway through July 2020.

For February through May of this year, it will cost roughly $10,000 per month to pay our developers, who are working nearly full-time to improve the core usability of the statistics engine and polish the design of **Tiro. The goal is to market Tiro** to hundreds of teachers (and thousands of students) around the world by the beginning of the 2020-2021 academic year.

How much funding do we need now?

Our goal is to raise $250,000. This amount would keep us funded through 2021, meaning we could focus on the work and not have to constantly worry about fundraising. After building a version ready for schools, we would be able to iterate and improve the product in line with what teachers, students, and administrators want. That would set us up to market for enterprise sales in the spring of 2021.

How the money we raise will be spent:
- 79.5% - front-end and back-end development and design for student-facing product
- 7.5% - Wefunder fees
- 5% - financial audit
- 5% - legal services for patents and trademarks
- 2% - marketing
- 1% - web hosting costs and fees

What if you don't raise all of the money you need?

At a minimum, we need to raise $50,000 to be able to hit our goal of a marketing to teachers for the 2020-2021 school year. That money would go directly to employing web developers, paying the cost of hosting the data online, funding a rich marketing campaign to get the word out, and for Wefunder's commission. As a Benefit Corporation, we prioritize the people and tools that help Tiro to achieve its mission over any and all marketing efforts. Our team of developers currently works with Tiro for less than half of their usual rate. We also receive legal services pro bono. Why are professionals doing this? Because they believe in our mission to transform testing – and education – through Tiro.

What's the opportunity?

You can own shares and help launch Tiro to success. We're currently selling shares with a minimum $100 investment. Equity can be purchased at **wefunder.com/tiro**.

Why are we asking you?

In our meetings with investors, so far, they have all asked us to return after conducting a crowd-sourced friends and family funding round. A successful funding round will propel us to more success with a Seed round and beyond.

How will Tiro become profitable?

There are two routes to generate income: enterprise sales and professional development services. Once Tiro is fully functional, we will be able to build the customized tools that would allow a school to use Tiro for students in all their classes. Concurrent with developing Tiro, we are also marketing ourselves for professional development opportunities at schools.

Our long-term goal is primarily school-based enterprise sales. Once all of **Tiro's** features are fully built out, next on the roadmap are tools that would allow a school to use **Tiro** for students across classes and for teachers to share learning targets. This will be a service that costs schools roughly $10/student per annum.

We will explore additional funding routes in the near-term to promote our name and and help cover operating costs. Concurrent with developing **Tiro**, we are marketing ourselves available for professional development opportunities at schools. We charge $100/hour of both planning time and time with teachers.

Reality Check

We are committed to making Tiro a fully operating company that continues to evolve and grow throughout the years. We are each working two full-time jobs – as Tiro's leadership and Elliott as a high school teacher, Brian in the world of higher ed – until Tiro is profit-positive and we can focus solely on Tiro. This is a benefit because we will not have to imagine putting "ourselves in the shoes of someone using the product" – we will both be using the early prototypes of **Tiro** with our students and colleagues. We will have daily, direct access to our target market. What better way to build an excellent product?

That said, the data shows that more than 70% of startups fail in the first four years. We're determined to succeed. But we also believe in total transparency. Should the company fold, your shares will be deemed worthless and your loan may default.

Who owns Tiro's IP?

All of the logos, code, and other intellectual property created by Brian, Elliott, and the contract developers are the property of Tiro. At a future date, we will employ a patent attorney

(with a specialization in tech) to help us apply for design and utility patents.

How can you help right now?

There are two ways that you can help today.

First, support Tiro financially. Head to wefunder.com/realandopen, call us, or email us at **brian@tirotest.org** or **elliott@tirotest.org**.

Second, tell your teacher friends to visit our site: **tirotest.org**. If you want to buy a teacher a tote bag, let us know and we'll give you a discounted price.

We are really excited about the opportunity to make a big impact in education and we hope you are too!



You should be aware that small, new companies carry greater investment risk than other types of investments.